Exhibit 99.1

RISK FACTORS

OF GOLF TRUST OF AMERICA, INC.

Risks that might Delay or Reduce our Liquidating Distributions

We have recorded the value of the Resort and our remaining golf courses and liabilities at our best estimates of fair value as of May 9, 2006; however, we can provide no assurance that these estimates reflect the actual current market value for the applicable courses. As a result of our inability to provide any assurance regarding the estimates of the fair value of our assets, including the probability of negotiating and closing a sale of the Resort, at the present time, we do not believe that we are able to reliably project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidation period and the amounts may be significantly less than our earlier projections. Further, while we have provided in this report estimated adjustments to net assets in liquidation based upon the sale of the Resort and our interest in Parcel F for aggregate consideration of approximately $36.4 million, there can be no assurances that we will be able to close a sale of the Resort for a price that will allow us to realize the estimated proceeds for the Resort, if at all. Further, we can provide no assurance that the cash consideration paid for the business of the Resort will be in a price range to allow us to repurchase AEW’s preferred stock for $20 million, if at all. As a result, the estimated adjustments to net assets in liquidation provided in this report may prove incorrect and the amounts, if any, that we ultimately distribute as liquidating distributions may be significantly less than estimated.

If we are not able to sell the Resort and our other remaining golf property in a timely manner, liquify certain other non-real estate assets such as our note receivable, or obtain some form of additional financing we may experience severe liquidity problems, not be able to meet the demands of our creditors and, ultimately become subject to bankruptcy proceedings.

In the event that we are unable to sell the Resort and our other remaining golf property as planned, liquify certain other non-real estates assets such as our note receivable, or obtain some form of additional financing, we may be unable to pay our obligations as they become due or upon demand. In addition, our ability to pay our obligations may be compromised if our chief executive officer requires payment of outstanding performance milestone payments owed by us to him before we are able to realize net cash proceeds from asset sales sufficient to discharge those obligations. As of May 9, 2006, we owed our two most senior executive officers a total of approximately $1,763,000 in milestone payments and accrued interest on such milestone payments. We also owe a substantial sum in legal fees, including fees incurred in connection with the negotiation of agreements providing for the sale of the Resort.

Further, given that the Resort’s only source of cash is from any profitable operations of the Resort, and that the operational cash flow capacity of the Resort will likely not permit the Resort to maintain positive cash flow through out 2006, we may be required to seek to provide additional capital to the Resort. We made intercompany advances to the Resort to support working capital needs in the amounts of $2,000,000, $400,000 and $650,000 in July 2004, September 2005 and November 2005, respectively. While the financial performance of the Resort has shown signs of recovery since the Company assumed title to the Resort on July 15, 2004, current projections provided by Westin indicate an operational cash flow shortfall by the end of the summer of 2006. Further, the Resort’s credit capacity is limited. There are no assurances that additional intercompany advances will not be necessary prior to the consummation of a sale of the Resort. In the event that we must advance additional capital to fund operations at the Resort or our other operations, we may be required to seek financing or raise further capital in order to meet our obligations when they come due. Further, we may also be required to utilize proceeds from the sale of our other assets to fund our operations and the operations of the Resort. There is no assurance that we will be able to liquify certain other non-real estate assets, obtain additional financing, raise further capital or that we will have sufficient proceeds from assets sales from which to draw, or that any funding that we receive will not contain restrictive covenants or other onerous terms. Additionally, we expect that the cash flow that we receive on the interest income from our note receivable and the net operating income of the Stonehenge golf courses, if any, will not be substantial

In the event we are not able to sell our remaining assets within a reasonable period of time and for reasonable amounts, liquify certain other non-real estate assets, or obtain additional financing, or if our expenses exceed our estimates, we may experience severe liquidity problems and not be able to meet our financial obligations of our creditors. If we cannot meet our obligations to our creditors, we could ultimately become subject to bankruptcy proceedings.

Our estimate of the Resort’s fair value, as recorded on our books for accounting purposes, is based on forward-looking estimates which are subject to change. We might sell the Resort for an amount less than our current estimate of its fair value, which could significantly reduce our liquidating distributions to holders of our common stock.

We do not believe we are able at this time to project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidating period. The factors giving rise to this uncertainty include, without limitation, the following:

•       improvement in the financial performance of the Resort that we have observed since we took title in July 2004 may not continue;

•       despite our execution of a new management agreement with Westin at the Resort providing for increased control by us over accounting and marketing and improved provisions governing Westin’s reporting to us, we do not directly manage the Resort;

•       our Settlement Agreement with our former borrower and related agreements that we entered with Westin may prove less successful than anticipated, and the performance of the parties to the Settlement Agreement may fall short of our expectations;

•       historical uncertainty surrounding the future of the Resort and the level of Westin’s involvement upon the prospective sale of the Resort may create uncertainty for corporate meeting planners contracting for large corporate groups, and any such uncertainty may be used as a competitive advantage by our competitors when marketing their hotels against the Resort; and

•       uncertainty about our ability to close the transactions contemplated in any asset purchase agreement we may execute.

As a result of the foregoing, at the present time we will refrain from either making any adjustments (positive or negative) to any earlier reported range of distributions or proposing a new range. We may, however, be able to do so in future periods in the event that the quality and reliability of all information necessary to make estimates of cash flow and, correspondingly, value become more reliable. You should not assume that the liquidating distributions have not declined, perhaps in material amounts, from the historical projections we provided in earlier filings.

Our efforts to preserve the value of the Resort until we are able to consummate its sale may be unsuccessful, and we might ultimately sell our interest in the Resort for significantly less than our last estimate of its fair value. Accordingly, our assessment of the Resort’s fair value may change at some future date, perhaps in a material adverse manner, based on facts and circumstances at that time, and the Resort’s value may again be written-down.

We have entered into an Option Agreement with the holder of our series A preferred stock which provides that the holder will permit us to repurchase all of the holder’s series A preferred stock for less than the current liquidation preferences afforded to those shares provided that we receive a cash consideration for the business of the Resort of no more than $35 million. As a result of our agreement with AEW, we have not recorded in our net assets a liability for the accrual of preferred dividends payable for the quarter beginning July 1, 2001 and all subsequent quarters. In the event that we are unable to exercise our option to repurchase all of the holder’s series A preferred stock prior to its expiration date, we may be required to pay that holder all or a portion of the preferred dividends for which we have not recorded a liability, reducing our liquidating distributions to common stockholders.

On April 12, 2006 we executed an Option Agreement, with the holder of our series A preferred stock, AEW, in which AEW agreed that we shall have an option to purchase, on or before June 30, 2006, the 800,000 shares of our series A preferred stock held by AEW, including, without limitation, all of AEW’s rights to due and unpaid principal, accrued and unpaid dividends and liquidation preferences payable in respect of such series A preferred shares as of our exercise of the option. The exercise price of this option is approximately $20,000,000. This option is only exercisable if the business of the Resort is sold for no more than $35,000,000 million. This exercise price excludes dividends that would accrue to the series A preferred stock.

As a result of our understandings with AEW, we have not recorded in our net assets a liability for the accrual of quarterly preferred dividends for the period July 1, 2001 to December 31, 2005 totaling $9,914,000, plus an additional dividend accrual of $625,000 per quarter for preferred dividends through the date that the exit transaction is ultimately consummated and liquidation payments are made to AEW. In the event that we are unable to exercise our option to repurchase all of the holder’s series A preferred stock prior to its expiration date of June 30, 2006, or if the cash consideration for the business of the Resort is outside of the range permitting us to exercise our option to repurchase AEW’s preferred stock, we may be required to pay that holder all or a portion of the quarterly preferred dividends for which we have not recorded a liability, reducing our liquidating distributions to common stockholders.

We cannot guarantee that we will be able to enter into a binding agreement for the sale or other disposition of the Resort.

In connection with our efforts to sell the Resort, we intend to negotiate and execute a binding asset purchase agreement. Thereafter, any closing pursuant to an executed asset purchase agreement will be conditioned upon, among other things, consideration and approval of the transaction by the Special Committee of our Board and the receipt of a satisfactory fairness opinion. We cannot assure you that we will enter into an asset purchase agreement for the Resort or, if we do so, that all conditions to closing will be satisfied and the Resort will be sold. Further, the price that we receive if we sell the Resort might be less than the then applicable carrying value of the Resort on our financial statements. Significant legal and other costs and expenses will be incurred in connection with the negotiation of any sale of the Resort, and these costs and expenses will further reduce the liquidating distributions that we make to the holders of our common stock.

We took ownership of the Resort on July 16, 2004 pursuant to a global Settlement Agreement providing for the assumption of certain existing or modified financial obligations of our former borrower. We are now responsible for any negative cash flow of the Resort. If the amount of assumed liabilities and expenditures with respect to the Resort exceed our expectations, our liquidating distributions to common stockholders could be reduced.

On July 15, 2004, we entered a Settlement Agreement relating to our June 1997 $79.0 million loan to our former borrower. This loan was secured by a mortgage on the Resort. As part of the Settlement Agreement, we assumed certain financial obligations of the borrower, such as refurbishment expenses paid by the condominium owners, a modified termination rights fee and outstanding golf facility management fees payable to Troon. As the owner of the Resort, we are responsible for any negative cash flow associated with its ownership and operation. As a result of the assumption of these liabilities and our responsibility for any negative cash flow, we face the risk that our ultimate liabilities and expenditures might be greater than expected. In that case, our cash available for distribution and the ultimate amount of our liquidating distributions to the holders of our common stock could be less than our expectations. In 2005, we funded $1,050,000 to address seasonal cash flow shortfalls. However, there are no assurances that additional intercompany advances will not be necessary prior to the consummation of a sale of the Resort.

Although the revenues of the Resort have begun to increase since we took title to it, we can provide no assurance that the Resort’s future performance will continue to show improvement. If we do not continue to improve the Resort’s financial performance, our recovery with respect to this asset might be significantly delayed. A delay in our recovery of the Resort might reduce the net proceeds that we ultimately receive upon a sale of the Resort to less than our current estimate of the Resort’s fair value, and we may be forced to use funds that otherwise might be distributed to our stockholders, if any, to fund cash shortages of the Resort, causing our liquidating distributions to holders of our common stock to be reduced. Our estimate of the Resort’s fair value, as recorded on our books for accounting purposes, is based on forward-looking estimates which are subject to change. We can provide no assurance of success under the Settlement Agreement, the future success of the Resort or the consummation of the transactions contemplated by the Asset Purchase Agreement.

Stockholder litigation related to the plan of liquidation could result in substantial costs and distract our management.

Extraordinary corporate actions, such as our plan of liquidation, often lead to securities class action lawsuits and derivative litigation being filed against companies such as ours. We became involved in this type of litigation in connection with our plan of liquidation (and the transactions associated with it) in a legal action we refer to as the Crossley litigation. During the second quarter of 2003, the Crossley claim was dismissed with prejudice on our motion for summary judgment. Accordingly, the lawsuit was dismissed and the plaintiff will not be allowed to refile the claim, although the plaintiff could appeal the dismissal. We subsequently entered into a non-monetary settlement with the plaintiff whereby the plaintiff agreed not to appeal the dismissal and we agreed not to seek reimbursement of our legal costs from the plaintiff. Even though the Crossley litigation has been dismissed, we face the risk that other claims might be brought against us. Any such litigation would likely be expensive and, even if we ultimately prevail, the process would divert management’s attention from implementing the plan of liquidation and otherwise operating our business. If we do not prevail in any such litigation, we might be liable for damages. It is not possible to predict the amount of such potential damages, if any, but they might be significant. Any damage liability would reduce our cash available for distribution and the ultimate amount of our liquidating distributions to holders of our common stock.

If we are unable to retain at least one of our key executives and sufficient staff members to complete the plan of liquidation in a reasonably expeditious manner, our liquidating distributions might be delayed or reduced.

Our ability to consummate sales transactions for our other interests in golf courses depend to a large extent upon the experience and abilities of our two most senior executives, W. Bradley Blair, II, our chief executive officer and president, and Scott D. Peters, our senior vice president and chief financial officer, and their experience and familiarity with our assets, our counter-parties and the market for golf course sales. Mr. Blair and Mr. Peters are currently serving us on a reduced schedule basis. We believe our liquidation has progressed to the point that the resignation of one, but not both, of our executives would not likely cause significant adverse consequences. However, a loss of the services of both of these individuals could materially harm our ability to complete the plan of liquidation in a reasonably expeditious manner and our prospects of selling our assets at the best potential prices.

The potential resignation of Mr. Blair poses a relatively greater risk at this time in light of the fact that the amount of time that Mr. Peters is required to commit to us is less than the amount of time that Mr. Blair is required to commit to us. If Mr. Blair were to resign, we would likely seek to hire a replacement for Mr. Blair. The cost that we incur to replace Mr. Blair would likely depend upon our determination of the experience and skills that must be possessed by his replacement in light of our financial condition, our assets remaining to be liquidated, and the complexity of any issues bearing on us and the liquidation at that time.

Our ability to complete the plan of liquidation in a timely manner also depends on our ability to retain our key non-executive employees, in particular our controller. Those employees may seek other employment rather than remaining with us throughout the process of liquidation, even though they generally would lose their eligibility for severance payments by resigning. If we are unable to retain enough qualified staff to complete our plan of liquidation in a reasonably expeditious manner, liquidating distributions might be delayed or reduced.

If we are unable to consummate a sale of the Resort or our other remaining golf courses at our revised estimates of their respective values, our liquidating distributions might be delayed or reduced.

In addition to the four golf courses at the Resort, we have one other property (or two eighteen-hole equivalent golf courses). In calculating our projected liquidating distributions, we assumed that we would be able to find buyers for the Resort and our other remaining property at purchase prices equal to our estimates of their respective fair market values. However, our estimates of the sales prices of the Resort and our other remaining property may exceed the prices we eventually receive. At December 31, 2005, we recorded a $2.421 million write-down in the value of the Resort based on market indications of interest. Should we not be able to find a buyer at our current carrying value,  in order to find a buyer in a reasonably expeditious manner, we might be required to lower our asking price for the Resort and our other remaining property below our estimate of their fair value. If we are not able to find new buyers for these assets in a reasonably expeditious manner, or if we have overestimated the sales prices we will ultimately receive, our liquidating distributions to the holders of our common stock will be significantly delayed or reduced.

At the present time, we do not believe we are able to reliably project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidation period. Accordingly, you should not rely on the valuations or ranges earlier provided as representative of our current views on the subject.

If we are unable to realize the value of a promissory note taken as part of any purchase price, our liquidating distributions might be reduced.

In some golf course sales, we may agree to receive promissory notes from the buyer as a portion of the purchase price. Promissory notes are often illiquid. If we are not able to sell the promissory note without a great discount, or in the case of a short-term note, if we hold it to maturity and the maker ultimately defaults, our liquidating distributions might be reduced.

Decreases in golf course values caused by economic recession and/or additional terrorist activity might reduce the amount for which we can sell our assets.

The value of our interests in golf courses might be reduced, and substantially so, by a number of factors that are beyond our control, including the following:

•       adverse changes in the economy, prolonged recession and/or additional terrorist activity against the United States or our allies, or other war-time activities might increase public pessimism and decrease travel and leisure spending, thereby reducing golf course operators’ revenues (particularly destination-resort golf course revenues) and diminishing the resale value of the affected golf courses;

•       increased competition, including, without limitation, increasing numbers of golf courses being offered for sale in our markets or nationwide;

•       continuing imbalance in supply and demand in the golf course industry; and

•       changes in real estate tax rates and other operating expenses.

Any reduction in the value of our golf courses would make it more difficult for us to sell our assets for the amounts and within the time-frames that we have estimated. Reductions in the amounts that we receive when we sell our assets could decrease or delay our payment of liquidating distributions to our stockholders, perhaps in substantial ways.

If our liquidation costs or unpaid liabilities are greater than we expect, our liquidating distributions might be delayed or reduced, potentially in a substantial manner.

Before making the final liquidating distribution to the holders of our stock, we will need to pay all of our transaction costs pertaining to the liquidation and all valid claims of our creditors, which we expect will be substantial. Our board may also decide to acquire one or more additional insurance policies covering unknown or contingent claims against us, including, without limitation, additional directors’ and officers’ liability insurance, for which we would pay an additional premium based upon market prices prevailing at the time of any such purchase. In addition, if we form a liquidating trust, we may have additional expenses for items such as insurance for the trustees. We have estimated such transaction costs in calculating the amount of our projected liquidating distributions. To the extent that we have underestimated costs and expenses in calculating our historical projections, our actual aggregate liquidating distributions will be lower than we have historically projected, and perhaps by substantial amounts.

The holder of our series A preferred stock might exercise its right to appoint two directors to our board of directors, which might result in decisions that prejudice the economic interests of our common stockholders in favor of our preferred stockholders.

We entered into a voting agreement with the holder of our preferred stock, AEW, pursuant to which the holder agreed to vote in favor of our plan of liquidation. The voting agreement provided that if we failed to redeem our series A preferred stock by May 22, 2003, the holder of the preferred stock would be entitled to require us to redeem the preferred stock. We received such a demand from the holder of our preferred stock on May 23, 2003; however, we do not have cash available to redeem the holder of our preferred stock. Our default in making a timely redemption payment gives the holder of our preferred stock the right under the voting agreement to appoint two new directors to our board. Our charter also gives the holder of our preferred stock the right to elect two new directors if and when dividends on its series A preferred stock are in arrears for more than six quarters. Currently, dividends on the series A preferred stock are nineteen quarters in arrears. These director election rights are not cumulative, which means that the holder of our preferred stock may elect two, but not four, new directors. The current holder of our preferred stock, AEW, informed us previously that it does not currently intend to exercise its director election rights. However, it might decide to exercise such right at any time in the future. The appointment of such directors to our board might reduce the efficiency of our board’s decision-making or result in decisions that prejudice the economic interests of the holders of our common stock in favor of the holder of our preferred stock. The Option Agreement executed between us and AEW on April 12, 2006 does not impact AEW’s right under the voting agreement as described above to appoint two new directors to our board should they desire to do so.

Distributing interests in a liquidating trust may cause you to recognize gain prior to the receipt of cash.

As we contemplate the sale of our remaining assets and the wind-up of our company, as expressly contemplated by our plan of liquidation, we may elect to contribute our remaining assets and liabilities to a liquidating trust. Our stockholders would receive interests in the liquidating trust, our corporate existence would terminate and our shares would no longer trade publicly. The plan of liquidation prohibits us from contributing our assets to a liquidating trust unless and until our preferred stock has been redeemed in full or until such time as it consents to such a contribution.

For tax purposes, the creation of the liquidating trust should be treated as a distribution of our remaining assets to our stockholders, followed by a contribution of the same assets to the liquidating trust by our stockholders. As a result, we will recognize gain or loss inherent in any such assets, with any gains offset by available net operating loss carry-overs (discussed above). In addition, a stockholder would recognize gain to the extent his share of the cash and the fair market value of any assets received by the liquidating trust was greater than the stockholder’s basis in his stock, notwithstanding that the stockholder would not contemporaneously receive a distribution of cash or any other assets with which to satisfy the resulting tax liability, and would not be able to transfer its interests in the liquidating trust.

In addition, it is possible that the fair market value of the assets received by the liquidating trust, as estimated for purposes of determining the extent of the stockholder’s gain at the time interests in the liquidating trust are distributed to the stockholders, will exceed the cash or fair market value of property ultimately received by the liquidating trust upon its sale of the assets, in which case the stockholder may not receive a distribution of cash or other assets with which to satisfy any tax liability resulting from the contribution of the assets to the liquidating trust. In this case, the stockholder would recognize a loss in a taxable year subsequent to the taxable year in which the gain was recognized, which loss might be limited under the tax code.

If we do not distribute our assets to a liquidating trust and, instead, continue to operate as a regular corporation until all of our assets are sold, we would recognize gains or losses upon the sale of assets for federal income tax purposes. Since we are no longer a REIT, we could be subject to income tax on any recognized gains. If we were to recognize taxable gains in a year before consideration of net operating loss carryovers, we could be subject to alternative minimum tax. Generally, for tax years ending after December 31, 2002, the use of net operating loss carryovers to reduce alternative minimum taxable income is limited to 90% of alternative minimum taxable income. Therefore, tax at a rate of 20% could be imposed on our alternative minimum taxable income that cannot be reduced by net operating loss carryovers. If a liquidating trust is formed, our net operating loss carryovers will not be available to reduce any gains recognized within the trust. However, the trust will have a tax basis equal to the fair market value of its assets at the date the liquidating trust is formed. Any gain recognized by the trust would thus be the result of either appreciation in the value of the assets during the time that they are owned by the trust, or an initial underestimation of the fair market value of the assets at the time the trust is formed.

Our stock may be de-listed from American Stock Exchange, which would make it more difficult for investors to sell their shares.

Currently, our common stock trades on the American Stock Exchange, or Amex. We cannot assure you that we will be able to maintain our listing on Amex or any other established trading market. Among other things, Amex has considerable discretion with respect to listing standards, which include qualitative and quantitative criteria, some of which are beyond our control. Further, in the event that we form a liquidating trust, we expect that we would de-list from the Amex.

We cannot assure you that we will be able to maintain our listing on Amex, and involuntary delisting would harm our business and the value of your investment. If our common stock were to be de-listed from Amex, either as a result of voluntarily action by us or because we no longer meet the Amex listing standards, it could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market.

We and our subsidiary, GTA-IB LLC, expect to incur significant compliance costs relating to the Exchange Act and Sarbanes-Oxley Act.

We and our subsidiary, GTA-IB, LLC, are required to comply with the reporting requirements of the Exchange Act as they apply to non-accelerated filers. As such, both entities must timely file Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K, among other actions. Further, recently enacted and proposed laws, regulations and standards relating to corporate governance and disclosure requirements applicable to public companies, including the Sarbanes-Oxley Act and new SEC regulations have increased the costs of corporate governance, reporting and disclosure practices which are now required of us and of GTA-IB. We were formed prior to the enactment of these new corporate governance standards, and as a result, we did not have all necessary procedures and policies in place at the time of their enactment. Our efforts to comply with applicable laws and regulations, including requirements of the Exchange Act and the Sarbanes-Oxley Act, are expected to involve significant, and potentially increasing, costs. Costs incurred in complying with these regulations may reduce the amount of cash available for liquidating distributions.

The Sarbanes-Oxley Act and related laws, rules and regulations create legal bases for administrative enforcement, civil and criminal proceedings against us in case of non-compliance, thereby increasing our risk of liability and potential sanctions. Costs incurred in defending against any such actions or proceedings, and any liability or sanctions incurred in connection with such actions or proceedings, could negatively affect the amount of cash available for liquidating distributions.